Dreyfus Massachusetts Intermediate Municipal Bond Fund

SEMIANNUAL REPORT September 30, 2005



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus Massachusetts Intermediate Municipal Bond Fund covers the six-month period from April 1, 2005, through September 30, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Scott Sprauer.

Although yields of longer-term municipal bonds recently have begun to creep upward, they remained relatively low over the past six months even as short-term interest rates rose steadily. Moderate economic growth, low inflation expectations among U.S. investors and robust investor demand appear to have supported the tax-exempt bond market, offsetting concerns related to greater new issuance volume, soaring energy prices and the Federal Reserve Board's gradual move toward a less accommodative monetary policy.

Recent events — including sharply higher gasoline and energy prices, and Hurricane Katrina — have added a degree of uncertainty to the economic outlook, which could buoy investor sentiment in the bond market. Conversely, high energy and commodity prices could lead to greater inflation concerns, which may discourage some fixed-income investors. As always, we encourage you to discuss these and other matters with your financial advisor.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
October 17, 2005



DISCUSSION OF FUND PERFORMANCE

Scott Sprauer, Portfolio Manager

How did Dreyfus Massachusetts Intermediate Municipal Bond Fund perform relative to its benchmark?

For the six-month period ended September 30, 2005, the fund achieved a total return of 2.27%.[1] In comparison, the Lehman Brothers 7-Year Municipal Bond Index (the "Index"), the fund's benchmark index, achieved a total return of 2.22% for the same period.[2] In addition, the average total return for all funds reported in the Lipper Massachusetts Intermediate Municipal Debt Funds category was 2.00%.[3]

Low inflation expectations and robust investor demand helped municipal bonds withstand the potentially eroding effects of rising short-term interest rates during the reporting period. The fund produced a higher return than its benchmark and Lipper category average, which we attribute in part to its emphasis on bonds toward the longer end of the intermediate-term maturity range.

What is the fund's investment approach?

The fund's objective is to seek as high a level of income exempt from federal and Commonwealth of Massachusetts income taxes as is consistent with the preservation of capital.

To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal and Massachusetts state personal income taxes. The dollar-weighted average maturity of the fund's portfolio ranges between three and 10 years. Although the fund currently intends to invest only in investment-grade municipal bonds, or the unrated equivalent as determined by Dreyfus, it has the ability to invest up to 20% of its assets in municipal bonds of below investment-grade credit quality.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and the municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation to either discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We also may look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

Rising short-term interest rates represented a significant factor affecting the fund's performance during the reporting period. In its ongoing effort to move away from its accommodative monetary policy of the past several years, the Federal Reserve Board (the "Fed") raised the overnight federal funds rate from 2.75% at the start of the reporting period to 3.75% by the end. Yields of municipal bonds with short maturities rose along with interest rates, eroding the value of those securities.

Contrary to historical norms, however, longer-term bond yields fell slightly during the reporting period, as their prices were supported by low inflation and robust investor demand for U.S. fixed-income securities. As a result, yield differences between shorter- and longer-term bonds narrowed, producing better performance at the long end of the maturity spectrum.

In addition, municipal bonds generally benefited from favorable supply-and-demand dynamics. Although the national supply of newly issued municipal bonds rose to record levels as issuers refinanced existing debt at lower rates, the additional volume was absorbed easily by robust demand from investors, including non-traditional market participants attracted by high after-tax returns relative to comparable taxable bonds.

Finally, Massachusetts enjoyed higher tax revenues in the recovering economy, helping it to adopt a balanced budget that increases state aid to local municipalities for various education and transportation projects. In light of Massachusetts' improved fiscal condition, one of the major bond rating agencies upgraded its credit rating for the state's uninsured general obligation bonds.

In this environment, we maintained the fund's average duration in a range we considered slightly longer than industry averages, which helped us capture stronger returns at the long end of its maturity range. In addition, we tended to favor bonds selling at modest premiums to their face values, which tend to hold more of their value during market declines.

What is the fund's current strategy?

The U.S. economy has continued to send mixed signals. Although consumer spending may be held back by high energy prices and the lingering effects of the Gulf Coast hurricanes, the Fed has signaled its intention to continue raising short-term interest rates. Accordingly, we have maintained the fund's generally neutral investment posture, including a duration that we believe will be in line with its peers, and a focus on premium-structured bonds. Of course, we are prepared to adjust our strategies as market conditions change.

October 17, 2005

---

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Massachusetts residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's return would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers 7-Year Municipal Bond Index is an unmanaged total return performance benchmark for the investment-grade, geographically unrestricted 7-year tax-exempt bond market, consisting of municipal bonds with maturities of 6-8 years. Index returns do not reflect the fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Massachusetts Intermediate Municipal Bond Fund from April 1, 2005 to September 30, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended September 30, 2005

Expenses paid per $1,000†	$ 3.96
Ending value (after expenses)	$1,022.70

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended September 30, 2005

Expenses paid per $1,000†	$ 3.95
Ending value (after expenses)	$1,021.16

† Expenses are equal to the fund's annualized expense ratio of .78%, multiplied by the average account value over the period, multiplied by 183/365 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

September 30, 2005 (Unaudited)

Long-Term Municipal Investments−95.8%	Principal Amount ($)	Value ($)
Massachusetts−76.0%		
Berkshire Hills Regional School District		
5%, 10/15/2015 (Insured; FSA)	1,390,000	1,511,764
Boston 5.75%, 2/1/2010	1,000,000 [a]	1,101,070
Boston Convention Center Act 1997,		
Special Obligation		
5%, 5/1/2016 (Insured; AMBAC)	2,000,000	2,140,300
Boston Industrial Development		
Financing Authority, Revenue		
(Pilot Seafood Project) 5.875%, 4/1/2007		
(LOC; Canadian Imperial Bank)	965,000	985,834
Boston Water and Sewer Commission, Revenue		
5% 11/1/2020	2,000,000	2,139,240
Fall River:		
5.25%, 6/1/2010 (Insured; MBIA)	1,000,000	1,045,380
5.25%, 2/1/2018 (Insured; FSA)	750,000	822,690
Holyoke Gas and Electric Department, Revenue		
5.375%, 12/1/2015 (Insured; MBIA)	1,245,000	1,376,447
Lancaster 5%, 4/15/2019 (Insured; AMBAC)	515,000	554,114
Lawrence 5.50%, 2/1/2012 (Insured; AMBAC)	570,000	626,447
Massachusetts:		
6%, 8/1/2010 (Insured; AMBAC)	1,500,000	1,674,615
Consolidated Loan		
5%, 3/1/2019	1,640,000	1,749,700
Federal Highway:		
5.50%, 12/15/2009	1,000,000	1,087,160
GAN 5.50%, 6/15/2014	1,000,000	1,071,200
Massachusetts Bay Transportation Authority:		
Assessment Revenue 5.25%, 7/1/2014	1,000,000 [a]	1,112,170
General Transportation System		
5.50%, 3/1/2012 (Insured; MBIA)	1,000,000	1,112,730
Massachusetts Developmental Finance Agency:		
RRR (Semass Systems)		
5.625%, 1/1/2014 (Insured; MBIA)	2,000,000	2,201,280
SWDR (Waste Management Inc.)		
5.45%, 6/1/2014	1,500,000	1,602,600

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Massachusetts (continued)		
Massachusetts Educational Financing Authority,		
Education Loan Revenue:		
5.70%, 7/1/2011 (Insured; AMBAC)	720,000	724,601
5%, 1/1/2013 (Insured; AMBAC)	1,440,000	1,475,410
5.125%, 12/1/2014 (Insured; MBIA)	740,000	742,767
Massachusetts Health and Educational		
Facilities Authority, Revenue:		
(Berkshire Health Systems Issue)		
5%, 10/1/2019 (Insured; Assured Guaranty)	1,500,000	1,590,900
(Hallmark Health System)		
5.25%, 7/1/2010 (Insured; FSA)	2,055,000	2,174,663
(Harvard Pilgrim Health)		
5.25%, 7/1/2011 (Insured; FSA)	1,675,000	1,759,872
(Healthcare System−Covenant Health)		
6.50%, 7/1/2017	1,485,000	1,662,888
(Massachusetts Institute of Technology)		
5%, 7/1/2023	1,155,000	1,282,789
(Partners Healthcare System):		
5.125%, 7/1/2011 (Insured; MBIA)	1,000,000	1,040,310
5%, 7/1/2018	1,315,000	1,388,364
5%, 7/1/2021	1,000,000	1,060,130
(University of Massachusetts−Worcester Campus)		
5.25%, 10/1/2014 (Insured; FGIC)	1,000,000	1,087,970
Massachusetts Housing Finance Agency		
(Insured Construction Loan Notes)		
3.15%, 6/1/2008 (Insured; FSA)	1,000,000	994,350
Massachusetts Municipal Wholesale Electric Co.,		
Power Supply System Revenue:		
(Nuclear Project No. 4)		
5.25%, 7/1/2014 (Insured; MBIA)	2,000,000	2,187,780
(Project No. 6)		
5.25%, 7/1/2012 (Insured; MBIA)	1,810,000	1,986,946
Massachusetts Water Pollution Abatement Trust,		
Water Pollution Abatement Revenue		
(Massachusetts Water Resources		
Authority Program):		
6%, 8/1/2009	285,000 [a]	315,427
6%, 8/1/2014	1,015,000	1,119,494

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Massachusetts (continued)		
Massachusetts Water Resource Authority:		
5.50%, 8/1/2011 (Insured; MBIA)	2,000,000	2,217,180
5.25%, 8/1/2021 (Insured; MBIA)	1,500,000	1,665,615
Mendon Upton Regional School District		
5%, 6/1/2017 (Insured; MBIA)	2,625,000	2,841,300
New England Education Loan Marketing Corp.,		
Student Loan Revenue 6.90%, 11/1/2009	1,000,000	1,053,720
Plymouth County, COP (Correctional Facility Project)		
5.125%, 4/1/2013 (Insured; AMBAC)	2,000,000	2,144,780
Route 3 North Transportation Improvement Association, LR		
5.75%, 6/15/2015 (Insured; MBIA)	1,500,000	1,648,320
Sandwich 5%, 7/15/2019 (Insured; MBIA)	1,580,000	1,716,923
Springfield, Municipal Purpose Loan		
5%, 8/1/2018 (Insured; FGIC)	1,000,000	1,076,960
Triton Regional School District		
5%, 4/1/2016 (Insured; FGIC)	1,420,000	1,530,036
Worcester 5.25%, 8/15/2016 (Insured; MBIA)	1,000,000	1,111,890
U.S. Related−19.8%		
Childrens Trust Fund of Puerto Rico,		
Tobacco Settlement Revenue:		
5.75%, 7/1/2010	2,000,000 [a]	2,215,200
5.75%, 7/1/2010	2,000,000 [a]	2,215,200
Guam Economic Development Authority:		
0/5%, 11/15/2007	860,000 [b]	784,449
Tobacco Settlement 0/5.40%, 11/15/2007	350,000 [b]	314,086
Guam Government, LOR (Infrastructure Improvement)		
5%, 11/1/2012 (Insured; AMBAC)	1,000,000	1,055,610
Puerto Rico Commonwealth:		
5.25%, 7/1/2014 (Insued; FSA)	1,000,000	1,118,500
5.25%, 7/1/2023	1,000,000	1,055,930
Puerto Rico Commonwealth Infrastructure Financing		
Authority, Special Tax Revenue		
5.50%, 7/1/2021 (Insured; FGIC)	1,000,000	1,165,670
Puerto Rico Electric Power Authority, Power Revenue		
5.50%, 7/1/2008	1,000,000	1,050,930

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
U.S. Related (continued)		
Puerto Rico Municipal Finance Agency		
5%, 7/1/2009 (Insured; FSA)	1,725,000	1,807,196
Virgin Islands Public Finance Authority, Revenue:		
Gross Receipts Taxes Loan:		
5.625%, 10/1/2010	1,000,000	1,048,070
5.25%, 10/1/2021 (Insured; FSA)	1,000,000	1,096,500
Subordinated Lien 5.875%, 10/1/2018	500,000	524,850
Virgin Islands Water and Power Authority, Electric Systems		
5.125%, 7/1/2011	1,000,000	1,048,100
Total Long-Term Municipal Investments		
(cost $77,165,520)		**80,016,417**

Short-Term Municipal Investment—2.4%		
Massachusetts Water Resources Authority,		
Multi-Modal Subordinated General Revenue		
2.71% (LOC; Landesbank Hessen-Thuringen Girozentrale)		
(cost $2,035,000)	2,035,000 [c]	**2,035,000**

Total Investments (cost $79,200,520)	**98.2%**	**82,051,417**
Cash and Receivables (Net)	**1.8%**	**1,474,442**
Net Assets	**100.0%**	**83,525,859**

Summary of Abbreviations

ACA	American Capital Access	**GNMA**	Government National Mortgage Association
AGIC	Asset Guaranty Insurance Company	**GO**	General Obligation
AMBAC	American Municipal Bond Assurance Corporation	**HR**	Hospital Revenue
ARRN	Adjustable Rate Receipt Notes	**IDB**	Industrial Development Board
BAN	Bond Anticipation Notes	**IDC**	Industrial Development Corporation
BIGI	Bond Investors Guaranty Insurance	**IDR**	Industrial Development Revenue
BPA	Bond Purchase Agreement	**LOC**	Letter of Credit
CGIC	Capital Guaranty Insurance Company	**LOR**	Limited Obligation Revenue
		LR	Lease Revenue
CIC	Continental Insurance Company	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
CIFG	CDC Ixis Financial Guaranty		
CMAC	Capital Market Assurance Corporation	**MFHR**	Multi-Family Housing Revenue
		MFMR	Multi-Family Mortgage Revenue
COP	Certificate of Participation	**PCR**	Pollution Control Revenue
CP	Commercial Paper	**RAC**	Revenue Anticipation Certificates
EDR	Economic Development Revenue	**RAN**	Revenue Anticipation Notes
EIR	Environmental Improvement Revenue	**RAW**	Revenue Anticipation Warrants
		RRR	Resources Recovery Revenue
FGIC	Financial Guaranty Insurance Company	**SAAN**	State Aid Anticipation Notes
		SBPA	Standby Bond Purchase Agreement
FHA	Federal Housing Administration	**SFHR**	Single Family Housing Revenue
FHLB	Federal Home Loan Bank	**SFMR**	Single Family Mortgage Revenue
FHLMC	Federal Home Loan Mortgage Corporation	**SONYMA**	State of New York Mortgage Agency
		SWDR	Solid Waste Disposal Revenue
FNMA	Federal National Mortgage Association	**TAN**	Tax Anticipation Notes
		TAW	Tax Anticipation Warrants
FSA	Financial Security Assurance	**TRAN**	Tax and Revenue Anticipation Notes
GAN	Grant Anticipation Notes	**XLCA**	XL Capital Assurance
GIC	Guaranteed Investment Contract		

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	72.3
AA		Aa		AA	14.2
A		A		A	4.6
BBB		Baa		BBB	5.8
F1		MIG1/P1		SP1/A1	2.5
Not Rated [d]		Not Rated [d]		Not Rated [d]	.6
					100.0

† *Based on total investments.*

[a] *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b] *Zero coupon until a specified date, at which time the stated coupon rate becomes effective until maturity.*

[c] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[d] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

[e] *At September 30, 2005, 27.4% of the fund's net assets are insured by MBIA.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

September 30, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	79,200,520	82,051,417
Cash		513,821
Interest receivable		1,147,127
Receivable for shares of Beneficial Interest subscribed		554
Prepaid expenses		5,390
		83,718,309
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		41,035
Payable for shares of Beneficial Interest redeemed		115,326
Accrued expenses		36,089
		192,450
Net Assets ($)		**83,525,859**
Composition of Net Assets ($):		
Paid-in capital		80,772,828
Accumulated undistributed investment income–net		13,548
Accumulated net realized gain (loss) on investments		(111,414)
Accumulated net unrealized appreciation (depreciation) on investments		2,850,897
Net Assets ($)		**83,525,859**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		6,048,936
Net Asset Value, offering and redemption price per share–Note 3(d) ($)		**13.81**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended September 30, 2005 (Unaudited)

Investment Income ($):	
Interest Income	**1,902,713**
Expenses:	
Management fee–Note 3(a)	259,345
Shareholder servicing costs–Note 3(b)	37,703
Auditing fees	18,144
Legal fees	10,741
Prospectus and shareholders' reports	8,150
Registration fees	5,901
Custodian fees	5,599
Trustees' fees and expenses–Note 3(c)	5,486
Loan commitment fees–Note 2	239
Miscellaneous	8,963
Total Expenses	**360,271**
Less–reduction in management fee due to undertaking–Note 3(a)	(18,873)
Less–reduction in custody fees due to earnings credits–Note 1(a)	(3,117)
Net Expenses	**338,281**
Investment Income–Net	**1,564,432**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	131,244
Net unrealized appreciation (depreciation) on investments	253,419
Net Realized and Unrealized Gain (Loss) on Investments	**384,663**
Net Increase in Net Assets Resulting from Operations	**1,949,095**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended September 30, 2005 (Unaudited)	Year Ended March 31, 2005
Operations ($):		
Investment income−net	1,564,432	3,177,633
Net realized gain (loss) on investments	131,244	412,971
Net unrealized appreciation (depreciation) on investments	253,419	(3,482,446)
Net Increase (Decrease) in Net Assets Resulting from Operations	**1,949,095**	**108,158**
Dividends to Shareholders from ($):		
Investment income−net	(1,563,053)	(3,175,000)
Net realized gain on investments	−	(136,277)
Total Dividends	**(1,563,053)**	**(3,311,277)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold	7,206,231	7,890,875
Dividends reinvested	1,279,165	2,717,487
Cost of shares redeemed	(12,004,346)	(20,300,265)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(3,518,950)**	**(9,691,903)**
Total Increase (Decrease) in Net Assets	**(3,132,908)**	**(12,895,022)**
Net Assets ($):		
Beginning of Period	86,658,767	99,553,789
End of Period	**83,525,859**	**86,658,767**
Undistributed investment income−net	13,548	−
Capital Share Transactions (Shares):		
Shares sold	517,552	566,235
Shares issued for dividends reinvested	91,891	194,886
Shares redeemed	(861,226)	(1,457,033)
Net Increase (Decrease) in Shares Outstanding	**(251,783)**	**(695,912)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended September 30, 2005 (Unaudited)	Year Ended March 31,				
		2005	2004	2003	2002[a]	2001
Per Share Data ($):						
Net asset value, beginning of period	13.75	14.23	14.15	13.47	13.70	13.12
Investment Operations:						
Investment income−net	.25[b]	.49[b]	.49[b]	.51[b]	.54[b]	.59
Net realized and unrealized gain (loss) on investments	.06	(.46)	.08	.69	(.23)	.58
Total from Investment Operations	.31	.03	.57	1.20	.31	1.17
Distributions:						
Dividends from investment income−net	(.25)	(.49)	(.49)	(.52)	(.54)	(.59)
Dividends from net realized gain on investments	−	(.02)	−	−	−	−
Total Distributions	(.25)	(.51)	(.49)	(.52)	(.54)	(.59)
Net asset value, end of period	13.81	13.75	14.23	14.15	13.47	13.70
Total Return (%)	2.27[c]	.22	4.10	9.09	2.19	9.11
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.83[d]	.83	.80	.76	.75	.85
Ratio of net expenses to average net assets	.78[d]	.80	.79	.76	.75	.80
Ratio of net investment income to average net assets	3.62[d]	3.50	3.45	3.68	3.92	4.40
Portfolio Turnover Rate	8.09[c]	33.82	20.93	33.40	14.45	12.85
Net Assets, end of period ($ x 1,000)	83,526	86,659	99,554	128,328	118,656	81,905

[a] As required, effective April 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended March 31, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments by less than $.01 and increase the ratio of net investment income to average net assets by less than .01%. Per share data and ratios/supplemental data for periods prior to April 1, 2001 have not been restated to reflect this change in presentation.

[b] Based on average shares outstanding at each month end.

[c] Not annualized.

[d] Annuailized

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Massachusetts Intermediate Municipal Bond Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income exempt from federal and Massachusetts state income taxes as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The fund has unused capital loss carryover of $242,659 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to March 31, 2005. If not applied, $4,848 of the carryover expires in fiscal 2009 and $237,811 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal year ended March 31, 2005 were as follows: tax exempt income $3,175,000 and long term capital gains $136,277. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund at rates based on prevailing market rates in effect at the time of borrowings. During the period ended September 30, 2005, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .60% of the value of the fund's average daily net assets and is payable monthly. The Manager had undertaken from April 1, 2005 through September 30, 2005, to reduce the management fee paid by the fund, to the extent that the fund's aggregate annual expenses, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed an annual rate of .80% of the value of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking, amounted to $18,873 during the period ended September 30, 2005.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period September 30, 2005, the fund was charged $14,365 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended, September 30 2005, the fund was charged $12,094 pursuant to the transfer agency agreement.

During the period ended September 30, 2005, the fund was charged $1,847 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $41,288, chief compliance officer fees $929 and transfer agency per account fees $3,960, which are offset against an expense reimbursement currently in effect in the amount of $5,142.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) A 1% redemption fee is charged and retained by the fund on certain shares redeemed within thirty days following the date of issuance, including redemptions made through the use of the fund's exchange privilege.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended September 30, 2005, amounted to $6,791,562 and $13,817,339, respectively.

At September 30 , 2005, accumulated net unrealized appreciation on investments was $2,850,897, consisting of $2,987,015 gross unrealized appreciation and $136,118 gross unrealized depreciation.

At September 30, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes. (see the Statement of Investments).

At a meeting of the Board of Trustees held on August 10, 2005, the Board considered the re-approval for an annual period of the fund's Management Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent, and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board members also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure.

Comparative Analysis of the Fund's Performance, Management Fee, and Expense Ratio. The Board members reviewed the fund's performance, management fee, and expense ratio and placed significant emphasis on comparisons to a group of comparable funds, and to Lipper category averages, as applicable. The group of comparable funds was previously approved by the Board for this purpose, and was prepared using a Board-approved selection methodology that was based, in part, on selecting non-affiliated funds reported in the same Lipper category (the "Massachusetts Intermediate Municipal Debt Funds" category) as the fund. The Board members discussed the results of the comparisons for various time periods ended June 30, 2005. The Board members noted that the Comparison Group consisted of only two other funds and that the fund outperformed these funds on a yield performance basis for the 1-year period and on a total return basis for the 3-year period (and outperformed one of the two funds for the 1-year period). The Board members also noted that the Fund outperformed the Lipper category average for each reported time period on a yield and total return basis. The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios for the funds in the Comparison Group. The fund's management fee was at the median among the fees of the Comparison Group funds. The Board members noted that the fund's total expense ratio was lower than the Comparison Group and Lipper category averages.

The Board members also reviewed the fee paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies, and strategies, and in the same Lipper category, as the fund (the "Similar Funds"). The Manager's representatives explained the nature of the Similar Funds and the differences, from the Manager's perspective, in management of the Similar Funds as compared to managing and servicing the fund. The two Similar Funds had lower management fees than the fund. The Board analyzed the differences in fees paid to the Manager and discussed the relationship of the advisory fees paid in light of the Manager's comprehensive array of advisory, administrative, and other services provided to the fund. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fee. The Manager's representatives noted that there were no similarly managed institutional separate accounts, or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

<u>Analysis of Profitability and Economies of Scale.</u> The Manager's repre-
sentatives reviewed the dollar amount of expenses allocated and profit
received by the Manager and the method used to determine such
expenses and profit. The Board received and considered information
prepared by an independent consulting firm regarding the Manager's
approach to allocating costs to, and determining the profitability of,
individual funds and the entire Dreyfus mutual fund complex. The
Manager's representatives stated that the methodology had also been
reviewed by an independent registered public accounting firm which,
like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge
in connection with the management of the fund. The Board members
evaluated the analysis in light of the relevant circumstances for the fund,
including the decline in fund assets, and the extent to which economies
of scale would be realized as the fund grows and whether fee levels
reflect these economies of scale for the benefit of fund investors. The
Board noted that it appeared that the benefits of any economies of scale
also would be appropriately shared with shareholders through increased
investment in fund management and administration resources. The
Board members also considered potential benefits to the Manager from
acting as investment adviser and noted that there were no soft dollar
arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's
profitability with respect to the fund as part of their evaluation of
whether the fee under the Management Agreement bears a reasonable
relationship to the mix of services provided by the Manager, including
the nature, extent, and quality of such services and that a discussion of
economies of scale is predicated on increasing assets and that, if a fund's
assets had been decreasing, the possibility that the Manager may have
realized any economies of scale would be less. The Board members also
discussed the profitability percentage ranges determined by appropriate court cases to be reasonable given the services rendered to invest-

ment companies. It was noted that the profitability percentage for managing the fund was not unreasonable given the fund's overall performance and generally superior service levels provided. The Board also noted the Manager's absorption of certain expenses of the Fund over the past year and its effect on the profitability of the Manager.

At the conclusion of these discussions, each Board member expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on their discussions and considerations as described above, the Board members made the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager are adequate and appropriate.
- The Board was satisfied with the fund's performance.
- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of comparative performance and expense and advisory fee information, costs of the services provided, and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.
- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

For More Information

**Dreyfus
Massachusetts Intermediate
Municipal Bond Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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